SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing to Deliver Web, Audio, and Video Conferencing Services to Bonduelle Worldwide

Bonduelle sees immediate cost savings, improved global coordination

Reston, Virginia, and Montpellier, France – 19 January, 2005 - Genesys Conferencing (Euronext: 3955) (NASDAQ: GNSY), a global multimedia conferencing leader, today announced a contract with Bonduelle, a leading worldwide provider of fresh foods, to deliver Web, audio and video conferencing services to the company’s 5,900 staff worldwide.

Rapid global deployment

“The Bonduelle Group includes six subsidiaries in 21 countries and enjoys a worldwide reputation for quality and innovation. We were looking for a conferencing solution to support this global presence and enhance our relationships with partners. Genesys presented us with a truly compelling combination of technical expertise backed by international, local language support – a vital consideration for us,” explained Christophe Chateau, Director of Communications of the Bonduelle Group.

Genesys is working closely with the Bonduelle Group, providing support such as on-site training and promotion to ensure that the benefits of conferencing alternatives are actually realized by the company.

Jim Lysinger, Genesys Conferencing Executive Vice President of Global Sales and Marketing, explained that the combination of Genesys’ intuitive, pay-as-you-go conferencing platform and local language support is ideally suited to organizations that are truly global.

“Within one week of their decision, a comprehensive program of Web, audio and video conferencing services was rolled out at Bonduelle,” said Lysinger. “Bonduelle is seeing significant cost savings and improved global coordination as a result of the implementation of Genesys multimedia conferencing.”

He continued, “In addition to the immediate business need, this rapid deployment enabled Bonduelle to use our conference platform, the Genesys Meeting Center, to share ongoing information and updates on Bonduelle’s sponsored boat in the Vendée Globe yacht race. This is an ideal and truly global test for Genesys’ conferencing capabilities.”

In parallel, Genesys is deploying its room-based videoconferencing infrastructure, the Genesys Video Center, across the group. This technology will ensure that senior managers requiring high-quality visual as well as audio contact can communicate effectively and globally.

Immediate and significant cost reductions

To promote the use of these new communication tools within the company, Bonduelle is implementing Genesys Conferencing global service and support and a personalized employee training program that outlines the benefits of remote conferencing and ensures they are fully realized across the company.

According to Chateau, Genesys’ technology, along with the support and training programs, will generate significant cost savings within months.

“The calculation is straight-forward. We are rolling Genesys Meeting Center out to 600 staff whose travel costs average €600 per journey. We estimate that at least 10% of existing company travel can be replaced by the use of Genesys conferencing services; the resulting cost savings will have an immediate and positive effect,” said Chateau.

About Genesys Meeting Center

Genesys Meeting Center offers Web, voice and desktop video conferencing in one integrated service that is available on demand. Simple point-and-click commands allow moderators to deliver PowerPoint presentations, share and edit any document or application in real time, control audio conferences online and record meetings for playback later. New features in Genesys Meeting Center 3.0 include:

•

Desktop Meeting Launcher: Users can download a "meeting launcher" icon, which sits in their system trays and computer desktops, enabling them to launch a meeting in just two clicks. This new user-friendly tool allows moderators to quickly start ad hoc or pre-scheduled meetings directly from their desktops, without needing to fully launch their Web browsers and log in to Genesys Meeting Center.

•

XPress Meeting: Users can choose a simplified Web interface, which can be instantly launched through the meeting launcher or a desktop icon. XPress Meeting allows moderators to quickly share an application with meeting participants without having to launch their Web browsers and log in.

•	Updated Interface: An updated interface provides improved navigation and user-friendly icons that make it easier for end users to locate all available meeting options.

•	Enhanced Scheduling Functionality: Including closer integration with Microsoft Outlook calendar, address book enhancements, and support for recurring meetings.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 18,000 clients worldwide, including 200 of the Global 500. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and NASDAQ (GNSY). Additional information is available at www.genesys.com.

Contact at Hotwire:

Thea Macleod

Phone +44 (0) 207 608 4629

thea.macleod@hotwirepr.com

Contact at Genesys:

Tricia Heinrich

Global Public Relations, Reston

Phone: +1 415 608 6651

tricia.heinrich@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 19, 2005

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer